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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULES 13D-1(B), (C) AND (D) AND
                  AMENDMENTS THERETO FILED PURSUANT TO 13D-2(B)

                               (Amendment No. 1)1



                               LIFE RE CORPORATION
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                                (NAME OF ISSUER)


   COMMON STOCK, PAR VALUE $0.001 PER SHARE                532160 10 8
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        (TITLE OF CLASS OF SECURITIES)                   (CUSIP NUMBER)


                                 MARCH 11, 1998
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1 (b)

[ ]  Rule 13d-1 (c)

[ ]  Rule 13d-1 (d)

     1. The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                               (Page 1 of 7 Pages)


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

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CUSIP No.              532160 10 8         13G       Page 2 of 7 Pages
----------------------------------------          ------------------------------


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    1.              NAMES OF REPORTING PERSONS         JACQUES E. DUBOIS

                    I.R.S. IDENTIFICATION NO. OF ABOVE
                    PERSONS (ENTITIES ONLY)              NOT APPLICABLE.
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    2.              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (A) [ ]
                                                                      (B) [X]
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    3.              SEC USE ONLY

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    4.              CITIZENSHIP OR PLACE OF      UNITED STATES OF AMERICA
                    ORGANIZATION

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     NUMBER OF                5.     SOLE VOTING POWER            859,168
      SHARES
                          ------------------------------------------------------
   BENEFICIALLY               6.     SHARED VOTING POWER                0
     OWNED BY
                          ------------------------------------------------------
       EACH                   7.     SOLE DISPOSITIVE POWER       859,168
     REPORTING
                          ------------------------------------------------------
    PERSON WITH               8.     SHARED DISPOSITIVE POWER           0

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    9.              AGGREGATE AMOUNT BENEFICIALLY                 859,168
                    OWNED BY REPORTING PERSON

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   10.              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                    CERTAIN SHARES                                  [ ]

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   11.              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9%

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   12.              TYPE OF REPORTING PERSON                          IN

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                                Page 2 of 7 Pages

        ITEM 1(A).    NAME OF ISSUER:

                          Life Re Corporation (hereinafter referred to as the
"Company").

        ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                          969 High Ridge Road
                          Stamford, Connecticut  06905

        ITEM 2(B).        NAME OF PERSON FILING:

                          This report is being filed by Jacques E. Dubois (the "Reporting Person").

        ITEM 2(C).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                          RESIDENCE:

                          969 High Ridge Road
                          Stamford, Connecticut 06905

        ITEM 2(D).        CITIZENSHIP:

                          United States of America

        ITEM 2(E).        TITLE OF CLASS OF SECURITIES:

                          Common Stock, par value $0.001 per share (hereinafter referred to as "Common Stock").

        ITEM 2(F).        CUSIP NUMBER:

                          532160 10 8





                                Page 3 of 7 Pages

        ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:*

                (a)[ ] Broker or dealer registered under Section 15 of the Exchange Act;
                (b)[ ]  Bank as defined in Section 3(a)(6) of the Exchange Act;
                (c)[ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;
                (d)[ ] Investment company registered under Section 8 of the Investment Company Act;
                (e)[ ]  An investment adviser in accordance with Rule 13d-1(b)
                        (1)(ii)(E);
                (f)[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
                (g)[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
                (h)[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
                (i)[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
                (j)[ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

                * This statement is filed pursuant to Rule 13d-2(b); none of the above descriptions are applicable to the Reporting Person.



        ITEM 4.  OWNERSHIP

        (a)     Amount beneficially owned:

                As of March 31, 1998, the Reporting Person beneficially owned 859,168 shares of Common Stock.

        (b)     Percent of Class:

                The Reporting Person beneficially owns 859,168 shares of Common Stock, constituting 4.9% of the outstanding shares of Common Stock. Such figure is based on the number of shares of Common Stock outstanding as of March 31, 1998 and is derived from the Company's Annual Report on Form 10-K for the year ended December 31, 1997 filed with the Securities and Exchange Commission (File No. 1-11340).

        (c)     Number of shares as to which such person has:

                (i)   Sole power to vote or to direct the vote:



                                Page 4 of 7 Pages

                      The Reporting Person has sole voting power with respect to 859,168 shares of Common Stock directly owned by the Reporting Person. See the information set forth below.

                (ii) Shared power to vote or to direct the vote:

                      Not applicable.

                (iii) Sole power to dispose or to direct the disposition of:

                      The Reporting Person has sole dispositive power with respect to 859,168 shares of Common Stock directly owned by the Reporting Person. See the information set forth below.

                (iv) Shared power to dispose or to direct the disposition of:

                      Not applicable.

                Jacques E. Dubois (President, Chief Operating Officer and a Director of the Company) beneficially owns an aggregate of 859,168 shares of Common Stock, consisting of (a) 596,668 issued shares of Common Stock and (b) 262,500 shares of Common Stock that may be acquired pursuant to the exercise of vested options to acquire (i) 100,000 shares of Common Stock each at $22 per share, (ii) 50,000 shares of Common Stock each at $20.125 per share, (iii) 37,500 shares of Common Stock each at $19.625 per share, (iv) 50,000 shares of Common Stock each at $25 per share and (v) 25,000 shares of Common Stock each at $39.625 per share, all of which may be purchased within sixty days of March 31, 1998.


        ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [x]


        ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                Not applicable.

        ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
                  WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                Not applicable.



                                Page 5 of 7 Pages

        ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                Not applicable.

        ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

                Not applicable.

        ITEM 10.  CERTIFICATION.

                Not applicable.


                                Page 6 of 7 Pages

                                   SIGNATURES


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 1, 1998


                                                         /s/ Jacques E. Dubois
                                                         -----------------------
                                                         Jacques E. Dubois





                                Page 7 of 7 Pages

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